-----------------------------
                                                 Commission File No.:  1-10320
                                                 -----------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K      |_| Form 11-K        |_| Form 20-F
              |_| Form 10-Q      |_| Form N-SAR


For Period Ended:  June 30, 1996 [ ] Transition Report on Form 10-K
[ ] Transition  Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ____________________________________________

- -----------------------------------------------------------------------------
Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
- -----------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                         PART I - REGISTRANT INFORMATION

     FBR Capital Corporation
- -----------------------------------------------------------------------------
Full Name of Registrant

     Richard Barrie Fragrances, Inc.
- -----------------------------------------------------------------------------
Former Name if Applicable

     14988 N. 78th Way, Suite 203
- -----------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

     Scottsdale, Arizona 85260
- -----------------------------------------------------------------------------
City, State and Zip Code

                       PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|  (b)  The  subject  annual  report,   semi-annual  report,
          transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date;
          or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

|_|  (c) The  accountant's  statement or other exhibit  required by Rule
         12b-25(c) has been attached if applicable.

                              PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within
the prescribed time period. (Attach Extra Sheets if Needed)    SEE ATTACHMENT A

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Charles D. Snead, Jr.            (602)            922-5213
         ---------------------------------------------------------------------
              (Name)                     (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s)     |X| Yes    |_| No

         ---------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                          |X|  Yes   |_| No

         ---------------------------------------------------------------------

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
         narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               See Attachment A
         ---------------------------------------------------------------------

                             FBR Capital Corporation

                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   September 30, 1996                By: /s/ Charles D. Snead, Jr.
      ------------------------               -----------------------------
                                             Charles D. Snead, Jr.,
                                             President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
- ------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).
- ------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notification s must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                  ATTACHMENT A


On June 28, 1996, immediately prior to its fiscal year end, Registrant sold virtually all of its assets, all of its officers and directors resigned and all of its employees were terminated. The Registrant's present staff consists of two officers, who are part-time consultants to the Registrant. The significant change in the nature of the Company's business and the Registrant's reduced staffing (mandated by its limited resources) causes the Registrant to be unable to timely file, without unreasonable effort and expense, the subject report.

As indicated above, on June 28, 1996, the Registrant sold virtually all of its assets. The Registrant anticipates that the loss from discontinued operations will amount to approximately $4,828,000 as compared to a loss from operations of $876,000 in fiscal 1995. As a result of a gain on disposal of assets and the extinguishment of debt occuring simultaneously with the sale of assets, the Registrant anticipates recording net income of approximately $268,000 ($.06 per share) as compared to a net loss of $876,000 ($.20 per share) in fiscal 1995.